Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2020 Second-Quarter Unaudited Financial Results

– Reached Another Record Quarter in Key Financials

Hong Kong, August 24, 2020 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced unaudited financial results for the second quarter ended June 30, 2020.

	Three Months Ended June 30,
	2020	2019	Percentage change
(US$ in thousands)
(Unaudited)
Financial Metrics:
Revenue
Marketing solutions	52,969	46,590	14%
Enterprise solutions	5,144	2,757	87%
Total revenue	58,113	49,347	18%
Gross profit	16,615	13,596	22%
Net loss	(21)	(3,244)	N/M
Adjusted EBITDA[1]	5,158	1,221	322%
Adjusted net income/(loss)[1]	2,495	(721)	N/M
Diluted adjusted net income/(loss) per ADS[1]	0.0307	(0.0126)	N/M
Operating Metrics:
Gross billing	132,793	140,871	(6)%

“As China’s economy begins to recover from the coronavirus pandemic, I am pleased to report that our company delivered outstanding results in the second quarter of 2020, with record high revenue, substantially reduced net loss, record high adjusted EBITDA and adjusted net income, as well as the highest gross profit for any second quarter in the company’s history,” said Jian “T.J.” Tang, Chief Executive Officer and Co-Founder of iClick. “We reported total revenue of US$58.1 million for the quarter, an increase of 18% from the same period of last year, while our gross profit grew to US$16.6 million, up 22% from the second quarter of 2019. In the meantime, our net loss narrowed substantially to almost a break-even. Our adjusted EBITDA more than quadrupled to a new record of US$5.2 million. Our adjusted net income improved significantly to US$2.5 million in the second quarter of 2020, compared with adjusted net loss of US$0.7 million in the same period of 2019, reflecting greater economies of scale, enhanced operating efficiencies and improved cost controls.”

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“Amidst the macro challenges, our Enterprise Solutions business saw its third consecutive quarter of growth, generating US$5.1 million in revenue in the second quarter, an 87% increase from the second quarter of 2019. We remain confident in realizing a substantial increase in revenue from our Enterprise Solutions business in the second half of 2020. We are particularly encouraged to see our Enterprise Solutions business generate profit with a relatively high gross margin, which is set to support our overall growth and profitability for the long term.”

“We are experiencing strong demand for our products and services, in particular our data analytics, which serve an important role in quickly understanding the rapidly changing online consumer behaviour, for which the coronavirus has brought additional uncertainty, not only in China, but worldwide. We are seeing that many brands are looking to China’s recovering economy to make up for business that may have been lost in other regions of the globe that continue to be affected by the pandemic. We are also beginning to see that sustained changes in consumer buying habits are causing marketers to require more comprehensive online-to-offline data integration to enhance customer loyalty and generate more sales opportunities. We will continue to closely monitor the outbreak’s impact on our operations but as of today we reiterate our 2020 full-year revenue guidance range, which is from US$240 million to US$260 million range, due to the consistency of demand from marketers.”

Second Quarter 2020 Results:

Revenue for the second quarter of 2020 grew to US$58.1 million, up 18% from US$49.3 million for the same period of the prior year, attributable to the increase in contributions from existing marketing solutions and enterprise solutions, partially offset by a decrease in the average exchange rate of Renminbi to the US dollar for the second quarter of 2020 compared to the same period in 2019.

Revenue from marketing solutions grew to US$53.0 million for the second quarter of 2020, up 14% from US$46.6 million for the second quarter of 2019, primarily as the result of growing market demand from specified action marketing campaigns.

Revenue from enterprise solutions was US$5.1 million for the second quarter of 2020, up approximately 87% from US$2.8 million for the second quarter of 2019, which was driven primarily by the increasing need for online and offline consumers’ behavioural data integration.

Gross profit for the second quarter of 2020 was US$16.6 million, representing a 22% increase compared with US$13.6 million for the second quarter of 2019, mainly due to continual expansion of the Company’s marketing solutions and contribution from higher-margin enterprise solutions.

Total operating expenses were US$15.2 million for the second quarter of 2020, compared with US$16.0 million for the second quarter of 2019.

Operating income was US$1.4 million for the second quarter of 2020, compared with an operating loss of US$2.4 million for the second quarter of 2019, as a result of the strong growth in gross profit, which was in line with the Company’s business development.

Net loss totalled US$0.02 million for the second quarter of 2020, compared with net loss of US$3.2 million for the second quarter of 2019. This was mainly because the Company recorded an operating income and there was an increase in the other gains, net, by US$1.0 million. These factors were partially offset by the fair value losses of derivative liabilities and convertible notes of US$1.5 million and US$0.5 million, respectively, in the second quarter of 2020, compared to US$1.0 million fair value losses of convertible notes in the second quarter of 2019.

Net income attributable to the Company’s shareholders per basic and diluted ADS for the second quarter of 2020 were US$0.0051 and US$0.0047, respectively, compared with a net loss attributable to the Company’s shareholders per basic and diluted ADS of US$0.0600 for the second quarter of 2019.

Adjusted EBITDA for the second quarter of 2020 was US$5.2 million, compared with US$1.2 million for the second quarter of 2019, mainly resulting from the increase in gross profit by US$3.0 million and increase in other gains, net, by US$1.0 million. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net income for the second quarter of 2020 was US$2.5 million, compared with an adjusted net loss of US$0.7 million in the second quarter of 2019. For a reconciliation of the Company’s adjusted net income/(loss) from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 was US$132.8 million for the second quarter of 2020, representing a 6% decrease compared with US$140.9 million for the second quarter of 2019, primarily a result of (i) a decrease in the average exchange rate of Renminbi to the US dollar for the second quarter of 2020 compared to the same period in 2019, and (ii) our efforts in optimizing our client base to achieve better credit control, retain and attract customers with strong financial position. The gross billing would be US$140.3 million on a currency-neutral basis for the second quarter of 2020.

As of June 30, 2020, the Company had cash and cash equivalents of US$39.4 million, compared with US$36.9 million as of December 31, 2019. Restricted cash and time deposits as of June 30, 2020 amounted to US$24.3 million and US$0.5 million, respectively, compared with US$23.8 million and US$0.4 million as of December 31, 2019, respectively.

Share Repurchase Program

On January 15, 2020, we announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$10.0 million over the 12-month period ending on December 29, 2020. As of June 30, 2020, we purchased an aggregate value of approximately US$0.7 million.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

Outlook

Based on the information available as of the date of this press release, iClick provided the following outlook for the third quarter of 2020 and the following outlook for the 2020 full year:

Third Quarter 2020:

•	Revenue is estimated to be between US$66 million and US$70 million.
•	Revenue from Enterprise Solutions is estimated to be between US$7.5 million and US$9.5 million.
•	Gross profit is estimated to be between US$18 million and US$22 million.

Full Year 2020:

•	Revenue is estimated to be between US$240 million and US$260 million.
•	Gross profit is estimated to be between US$70 million and US$75 million.
•	Adjusted EBITDA is estimated to between US$9 million and US$12 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

We noted that the advertising budgets normalized during the second quarter, especially in the online-gaming area, as a result of the relaxation of restrictions on economic and social life due to a slowdown of COVID-19 cases in China. E-commerce and online education continued to experience resilient year-over-year growth, which is primarily attributable to the increased spending in promotional campaigns, such as “June 18 Shopping Festival,” as well as summer courses. In the meantime, some other industry verticals such as automobile and consumer products began to gradually recover during the quarter. Based on the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run.

With iClick’s diversified customer base of stable, top-tier brands, and the Chinese government’s efforts to contain the spread of the coronavirus, we remain cautiously optimistic for the second half of this year. However, outbreaks of COVID-19 around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreak’s impact on our operations and financial results this year and will particularly focus on business retention and accounts receivable recoverability.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 24, 2020 (8:00 PM Beijing/Hong Kong time on August 24, 2020). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	+852-800-905945
Mainland China:	+86-4001-201203

Participants please ask to join the iClick Interactive Asia Group Limited conference call.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until August 24, 2020:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Canada:	+1-855-669-9658
Replay Access Code:	10147144

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Additionally, currency-neutral gross billing is calculated using actual exchange rates in use during the comparative prior year period to enhance the visibility of the underlying business trends excluding the impact of translation arising from foreign currency exchange rate fluctuations. These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue	58,113	49,347	107,148	88,565
Cost of revenue	(41,498)	(35,751)	(77,270)	(62,579)
Gross profit	16,615	13,596	29,878	25,986

Operating expenses
Research and development expenses	(1,126)	(1,505)	(2,300)	(2,849)
Sales and marketing expenses	(8,768)	(10,872)	(17,116)	(20,868)
General and administrative expenses	(5,320)	(3,600)	(11,127)	(6,838)
Total operating expenses	(15,214)	(15,977)	(30,543)	(30,555)
Operating income/(loss)	1,401	(2,381)	(665)	(4,569)
Interest expense	(580)	(332)	(1,015)	(537)
Interest income	154	115	362	214
Other gains, net	1,483	440	1,388	1,212
Fair value losses on derivative liabilities	(1,567)	—	(5,123)	—
Fair value losses on convertible notes	(480)	(991)	(3,007)	(1,992)
Income/(loss) before income tax expense	411	(3,149)	(8,060)	(5,672)
Share of losses from an equity investee	(28)	(14)	(69)	(14)
Income tax expense	(404)	(81)	(320)	(27)
Net loss	(21)	(3,244)	(8,449)	(5,713)
Net loss attributable to noncontrolling interests	403	103	1,097	437
Net income/(loss) attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	382	(3,141)	(7,352)	(5,276)

Net loss	(21)	(3,244)	(8,449)	(5,713)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of US$nil tax	(504)	(836)	612	89

Comprehensive loss	(525)	(4,080)	(7,837)	(5,624)
Comprehensive loss attributable to noncontrolling interests	403	103	1,115	437
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(122)	(3,977)	(6,722)	(5,187)

Net income/(loss) per ADS attributable to iClick Interactive Asia Group Limited
— Basic	0.0051	(0.0600)	(0.1056)	(0.0900)
— Diluted	0.0047	(0.0600)	(0.1056)	(0.0900)

Weighted average number of ADS used in per share calculation:
— Basic	74,804,895	57,021,120	69,590,308	56,700,646
— Diluted	80,592,538	57,021,120	69,590,308	56,700,646

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of June 30, 2020	As of December 31, 2019
Assets
Current assets
Cash and cash equivalents	39,355	36,854
Time deposits	473	410
Restricted cash	24,379	23,852
Accounts receivable, net of allowance for doubtful receivables of US$7,147 and US$3,469 as of June 30, 2020 and December 31, 2019 respectively[3]	123,245	143,971
Prepaid media costs	17,337	25,565
Short-term investments	4,952	—
Amount due from an equity investee	199	155
Rebate receivable	5,971	5,603
Other current assets	13,747	8,983
Total current assets	229,658	245,393

Non-current assets
Goodwill	65,710	65,710
Intangible assets, net	55,175	4,418
Prepayment for long-term investments	6,785	1,000
Other long-term investments	3,445	1,503
Right-of-use assets	1,199	1,656
Deferred tax assets	1,091	1,033
Property and equipment, net	511	536
Investment in an equity investee	502	158
Other assets	185	109
Total non-current assets	134,603	76,123

Total assets	364,261	321,516

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$3,460 and US$27 as of June 30, 2020 and December 31, 2019, respectively)	36,131	66,161
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$551 and US$866 as of June 30, 2020 and December 31, 2019, respectively)	25,785	27,089
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,417 and US$1,802 as of June 30, 2020 and December 31, 2019, respectively)	30,974	19,937
Bank borrowings	41,980	36,851
Convertible notes at fair value	4,653	49,008
Derivative liabilities	5,123	—
Income tax payable	4,171	3,780
Lease liabilities	452	1,114
Total current liabilities	149,269	203,940

Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$166 and US$187 as of June 30, 2020 and December 31, 2019, respectively)	14,276	1,865
Lease liabilities	841	706
Other liabilities	512	449
Total non-current liabilities	15,629	3,020

Total liabilities	164,898	206,960
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of June 30, 2020 and December 31, 2019, respectively; 34,467,143 and 23,870,027 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	34	24
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of June 30, 2020 and December 31, 2019, respectively; 4,820,608 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	5	5
Treasury shares (1,542,402 shares and 1,744,873 shares as of June 30, 2020 and December 31, 2019, respectively)	(5,429)	(4,858)
Additional paid-in capital	394,533	305,344
Statutory reserves	81	81
Accumulated other comprehensive losses	(6,849)	(7,479)
Accumulated deficit[3]	(202,339)	(191,016)
Total iClick Interactive Asia Group Limited shareholders’ equity	180,036	102,101
Noncontrolling interests	19,327	12,455

Total equity	199,363	114,556

Total liabilities and equity	364,261	321,516

[3]

The Company adopted ASC 326 using the modified retrospective method started from January 1, 2020, which changes the impairment model for financial assets measured at amortized costs by using a new forward-looking “expected loss” model that replaced the “incurred loss” model and resulted in the earlier recognition of allowances for losses. The adoption of ASC 326 resulted in recognition of allowance for doubtful accounts receivable of US$4.0 million and a corresponding increase in accumulated losses of US$4.0 million on January 1, 2020, for the cumulative effect of adopting ASC 326. The consolidated financial information related to periods prior to January 1, 2020 were not restated, and continue to be reported in accordance with previously applicable GAAP.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) fair value losses on derivative liabilities, (vii) fair value losses on convertible notes, (viii) other gains, net, (ix) convertible notes issuance cost, (x) net loss attributable to noncontrolling interests, (xi) share of losses from an equity investee, (xii) cost related to new business setup or acquisitions, and (xiii) cost related to filing of Form F-3.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net loss for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss	(21)	(3,244)	(8,449)	(5,713)
Add/(less):
Depreciation and amortization	1,833	1,644	3,487	3,378
Interest expense	580	332	1,015	537
Interest income	(154)	(115)	(362)	(214)
Income tax expense	404	81	320	27
EBITDA	2,642	(1,302)	(3,989)	(1,985)
Add/(less):
Share-based compensation	692	568	2,267	1,226
Fair value losses on derivative liabilities	1,567	—	5,123	—
Fair value losses on convertible notes	480	991	3,007	1,992
Other gains, net[4,6]	(717)	(59)	(173)	(538)
Convertible notes issuance cost[5]	—	—	44	—
Net loss attributable to noncontrolling interests	403	103	1,097	437
Share of losses from an equity investee	28	14	69	14
Cost related to new business setup or acquisitions[7]	63	397	63	397
Cost related to filing of Form F-3[8]	—	509	—	509
Adjusted EBITDA[6]	5,158	1,221	7,508	2,052

[4]

Other gains, net, have been adjusted out, except for amounts of US$766 thousand, US$381 thousand, US$1,215 thousand, and US$674 thousand in relation to government grants for the three months ended June 30, 2020 and 2019 and for the six months ended June 30, 2020 and 2019, respectively.

[5]	Convertible notes issuance cost represents legal and professional fee for the issue of convertible notes.
[6]	The comparative figures for the three months ended June 30, 2019 and six months ended June 30, 2019 were restated to conform to the presentation of the figures for the same periods of 2020.
[7]	Cost related to new business setup or acquisition represents transaction cost for setting up Thailand business and other acquisitions, including audit, legal and professional fee.
[8]	It represents cost related to the filing of Form F-3, such as audit, legal and professional fee.

Adjusted net income/(loss) represents net loss before (i) share-based compensation, (ii) fair value losses on derivative liabilities, (iii) fair value losses on convertible notes, (iv) other gains, net, (v) convertible notes issuance cost, (vi) net loss attributable to noncontrolling interests, (vii) share of losses from an equity investee, (viii) cost related to new business setup or acquisitions, and (ix) cost related to filing of Form F-3. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from net loss for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss	(21)	(3,244)	(8,449)	(5,713)
Add/(less):
Share-based compensation	692	568	2,267	1,226
Fair value losses on derivative liabilities	1,567	—	5,123	—
Fair value losses on convertible notes	480	991	3,007	1,992
Other gains, net[4,6]	(717)	(59)	(173)	(538)
Convertible notes issuance cost[5]	—	—	44	—
Net loss attributable to noncontrolling interests	403	103	1,097	437
Share of losses from an equity investee	28	14	69	14
Cost related to new business setup or acquisitions[7]	63	397	63	397
Cost related to filing of Form F-3[8]	—	509	—	509
Adjusted net income/(loss)[6]	2,495	(721)	3,048	(1,676)

The diluted adjusted net income/(loss) per ADS for the periods indicated are calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss:	(21)	(3,244)	(8,449)	(5,713)
Add: Non-GAAP adjustments to net loss[6]	2,516	2,523	11,497	4,037
Adjusted net income/(loss)[6]	2,495	(721)	3,048	(1,676)

Denominator for net loss per ADS - Weighted average ADS outstanding	74,804,895	57,021,120	69,590,308	56,700,646

Denominator for diluted adjusted net income/(loss) per ADS - Weighted average ADS outstanding	81,336,689	57,021,120	76,122,102	56,700,646

Diluted net loss per ADS	(0.0003)	(0.0569)	(0.1214)	(0.1008)
Add: Non-GAAP adjustments to net loss per ADS	0.0310	0.0443	0.1614	0.0712
Diluted adjusted net income/(loss) per ADS	0.0307	(0.0126)	0.0400	(0.0296)